Exhibit 99.2

EVOGENE LTD.

PROXY FOR THE 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 14, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sigal Fattal, Inbal Israeli Gaffa and Merav Shaul-Shalem, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Evogene Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on April 8, 2014, at the 2014 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Rehovot Park, Israel, on Wednesday, May 14, 2014 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2014 Annual General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposal 4), this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 4, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

May 14, 2014

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN

Directions (Proposal 4)
If you possess a Personal Interest (as described in the Proxy Statement) in the approval of Proposal 4 and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company’s Corporate Secretary at +972-8-9392050 or (Fax; +972-8-9466724), who will advise you as to how to submit your vote for that proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in such proposal, you may also contact the representative managing your account, who can then contact our Corporate Secretary on your behalf.
1.
To approve an amendment to Articles 19 and 21 of the Company's Articles of Association, eliminating the “staggered Board” mechanism, and providing for the re-election of all directors (other than external directors) on an annual basis.

			☐	☐	☐
2.
(a) To re-elect Mr. Martin Gerstel as a director of the Company until the next Annual General Meeting of Shareholders.

(b) To re-elect Mr. Leon Y. Recanati as a director of the Company until the next Annual General Meeting of Shareholders.

			☐ ☐	☐ ☐	☐ ☐
3.
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer as the Company's independent, external auditors for the year ending December 31, 2014 and until the next Annual General Meeting of Shareholders, and the authorization of the Company’s board of directors to set the fees to be paid to such auditors.

			☐	☐	☐
	4.	To approve payment of a cash bonus in an amount of $160,000 to Mr. Ofer Haviv, the Company’s President and Chief Executive Officer, in respect of his performance for the year ended December 31, 2013.	☐	☐	☐

By filling out and returning this proxy card with respect to Proposal 4 above, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal and should instead follow the “Directions” opposite.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.